UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: December 18, 2013

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

On December 18, 2013, NewLead Holdings Ltd. (the “Company”) announced that it completed the acquisition of a coal wash plant in Kentucky, USA for a purchase price of $30.0 million, pursuant to that certain Unit Purchase Agreement, dated as of December 9, 2013. The purchase price was paid through: (i) the cash payment of a previously delivered $6.0 million note, which note was paid as a result of the transactions described in the Current Report on Form 6-K filed on December 2, 2013; and (ii) the issuance of a $24.0 million note, $10.0 million of which, pursuant to the terms of the note, was immediately converted into 5,154,639 shares of the Company’s common stock.

Accordingly, immediately following closing, the remaining balance on the only outstanding note for the acquisition was $14.0 million. The outstanding note is a senior secured convertible note issued with a 3.9% coupon, maturing on December 31, 2014 and convertible into equity at the average of the ten trading days immediately prior to such payment date at the sole discretion of the Company, subject to a true up based on the subsequent sales of such shares.

The press release announcing the acquisition is furnished as Exhibit 99.1 to this report and incorporated herein by reference.

Exhibits

Exhibit No.	Exhibit

99.1	Press Release dated December 18, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2013

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer